FILE NO. 70-09151

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        AMENDMENT NO. 1
                          TO FORM U-1

            APPLICATION/DECLARATION WITH RESPECT TO
                PROPOSED AMENDMENT OF A CREDIT
               FACILITY FOR NUCLEAR FUEL FINANCING
                             Under
           THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          THE CONNECTICUT LIGHT AND POWER COMPANY
                     107 Selden Street
                  Berlin, Connecticut 06037

             WESTERN MASSACHUSETTS ELECTRIC COMPANY
                     107 Selden Street
                  Berlin, Connecticut 06037
      (Name of companies filing this statement and address of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)
                     Robert P. Wax, Esq.
         Vice President, Secretary and General Counsel
              Northeast Utilities Service Company
                         P.O. Box 270
              Hartford, Connecticut 06141-0270
            (Name and address of agent for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                         Jeffrey C. Miller, Esq.
Assistant Treasurer                     Northeast Utilities Service Company
Northeast Utilities Service Company     P.O. Box 270
P.O. Box 270                            Hartford, Connecticut 06141-0270
Hartford, Connecticut 06141-0270

Paula Lacey Herman, Esq.
Day, Berry & Howard
CityPlace I
Hartford, Connecticut 06103-3499







The Application/Declaration in File No. 70-09151 is hereby amended as follows:

1. The following exhibits are added to "ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS" and are filed herewith:

A.1  Second Amendment to Credit Agreement dated as of May 12, 1995.

A.2  First Amendment to Credit Agreement dated as of April 30, 1993.

A.3 Form of Credit Agreement. (Incorporated by reference to Exhibit A to Form U-1, File No. 70-7875, dated April 29, 1991).

G.1  Financial Data Schedule for Northeast Utilities and Subsidiaries.

G.2 Financial Data Schedule for The Connecticut Light and Power Company and Subsidiaries.

G.3 Financial Data Schedule for Western Massachusetts Electric Company and Subsidiaries.

2.   The following exhibits and financial statements are also filed herewith:

a.   Exhibits

     I.   Schedules of Fees, Commissions and Expenses.

b.   Financial Statements

     1.   The Connecticut Light and Power Company

     1.1  Balance Sheet, per books and pro forma, as of September 30, 1997.

     1.2 Statement of Income and Surplus, per books and pro forma, 12 months ended September 30, 1997.

     2.   Western Massachusetts Electric Company

     2.1  Balance Sheet, per books and pro forma, as of September 30, 1997.

     2.2 Statement of Income and Surplus, per books and pro forma, 12 months ended September 30, 1997.

     3.   Northeast Utilities and Subsidiaries

     3.1 Consolidated Balance Sheet, per books and pro forma, as of September 30, 1997.

     3.2 Consolidated Statement of Income and Surplus, per books and pro forma, 12 months ended September 30, 1997.

3. The reference to File No. 70-7876 in exhibits B.1, B.2, B.3, B.4 and B.5 under "ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS" is changed to reference File No. 70-7875.

                         SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Amendment to be signed on its behalf by the undersigned officer or attorney thereunto duly authorized.

Date: January 12, 1998

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY

                         By/s/David R. McHale
                         Assistant Treasurer